

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

Via E-mail
Iurii Iurtaev
President and Principal Executive Officer
Lepota, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re: Lepota, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2014**
> **File No. 333-198808**

Dear Mr. Iurtaev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 7

2.   Please address your lack of agreements with suppliers in your risk factor disclosure. Please also add a risk factor discussing the going concern opinion from your auditors.

3.   Please revise the next to last risk factor on page 12 to reflect that the percent ownership assumes the maximum shares are sold in this offering and that if less than the maximum is sold, your management would have increased control over the company.

Use of Proceeds, page 15

4.   It appears from the first complete risk factor on page 12 that you are reserving the right to change the use of proceeds. Please revise your disclosure in this section to address clearly the related contingencies and alternatives. See Instruction 7 to Item 504 of Regulation S-K.

5.   Please clarify whether any of the amount allocated to salaries may be used as compensation for your officers and director, including the deferred compensation.

Dilution of the Price You Pay for Your Shares, page 15

6.   We note you provide your intended use of proceeds assuming that 25%, 50%, 75% and 100% of the offering common stock is sold. Please expand your dilution disclosure to provide the dilution information as required by Item 506 of Regulation S-K under each of the offering assumptions.

Plan of Distribution, page 17

7.   Please add disclosure in this section regarding the selling shareholder offering.

Description of Securities, page 18

8.   Please explain the statement on page 18 that holders of more than 33% of the outstanding shares can elect all of the directors to be elected.

Selling Stockholders, page 19

9.   Please disclose any position, office or other material relationship between the selling shareholder and the company, as required by Item 507 of Regulation S-K.

10.   In addition, given that there is no minimum in this offering, please revise to reflect the percentage held by Mr. Lawrence based upon various levels of proceeds raised in the company offering, including if no shares are raised.

Business, page 20

11.   We note that you have referenced specific cosmetic brands that you are considering for
        distribution but that you have not yet entered into contracts with these firms. Given the
        development stage of the company and the lack of contracts, please advise why
        disclosure of such cosmetic brands is not promotional or remove. Provide similar
        analysis for the identification of companies you aim to work with on an intercontinental
        level.

12.   Please disclose the material terms of the agreement with Interbeauty. In addition, we
        note that the agreement will expire before the time frame you have discussed for
        commencing your business. Please provide additional disclosure regarding your business
        plan in this regard.

Marketing, page 22

13.   We note the references to the website www.euromonitor.com. Please remove the website
        URL from the filing or file the information on the website as an attachment to the
        prospectus, as part of the registration statement. Refer to footnote 41 in Securities Act
        Release No. 33-7856 for guidance.

Sources and Availability of Products, page 23

14.   Please clarify on what terms you plan to negotiate agreements with manufacturers. We
        note your statement regarding agreements that will be suitable to all parties for your
        cosmetic products.

Government and Industry Regulation, page 24

15.   Please describe clearly the certification requirements for Russian buyers referenced on
        page 29. Also discuss any potential regulations that could restrict the import of your
        proposed products.

Management's Discussion and Analysis…, page 28

16.   Please revise to reflect the time frame for each step in your plan of operations. Also,
        please disclose the estimated costs associated with each step. Provide clear discussion of
        the impact on the timing of your plan of operations based upon the amount of proceeds
        received. Lastly, please revise to reflect your plan of operations to the point of
        generating revenues, rather than limiting such disclosure to 12 months.

17.   Please provide a discussion of your liquidity that addresses your liquidity requirements,
        in quantified terms, on both a short-term (12 months) and long-term basis. Your
        discussion should disclose how you plan to address your immediate funding needs and
        the funds necessary to achieve your business plans. Refer to Instruction 5 of Item 303(a)

of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note your cash position as disclosed on your July 31, 2014 balance sheet.

Directors…, page 30

18.   Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your director should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

19.   Please tell us the basis for the claims in the first paragraph on page 9 regarding Iurii Iurtaev's experience and expertise.

20.   Please remove the reference to specific contracts entered into by YuDiCom. Similarly, remove references to specific companies in the discussion of Mr. Iurtaev's business experience at Funky Bit.

Executive Compensation, page 34

21.   We note that your officer and director salaries are being deferred until the company is in a position to pay such salaries. Please revise the executive compensation table to reflect the amount of compensation and provide footnote disclosure of the amount that has been deferred. See Instruction 4 to Item 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 35

22.   It appears from your financial statements that Mr. Lawrence holds 100% of your shares, not 50% as you indicate in the table. Please revise or advise. In addition, given that there is no minimum in this offering, please revise the percentage after offering to reflect the percentage at various levels of proceeds.

Future Sales by Existing Stockholders, page 36

23.   We note your disclosure regarding sales of shares under Rule 144. Please tell us your consideration of Rule 144(k), given you appear to be a shell company as defined in Rule 405 under the Securities Act 1933.

Certain Relationships and Related Transactions, page 36

24.   Please tell us why you do not appear to address all related party transactions in this section including the note referenced on page F-8, the provision of office space by your president and the fee agreement filed as exhibit 10.2.

Exhibits

25.   Please revise your legality opinion to also cover the resale offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via email): Frederick C. Bauman, Esq.